

October 17, 2013

Via E-mail
Karen Luey
Chief Financial Officer
Jamba, Inc.
6475 Christie Avenue, Suite 150
Emeryville, CA 94608

> **Re: Jamba, Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2013**
> **Filed on March 7, 2013**
> **File No. 001-32552**

Dear Ms. Luey:

We have reviewed your filing and have the following comment. Please respond to this letter within 10 business days by confirming that you will revise your document in future filings. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended January 1, 2013

Notes to Consolidated Financial Statements

Note 9. Lease Commitments, page 65

1.	We note your disclosure that future minimum lease payments under operating leases of $90.9 million as of January 1, 2013 have been reduced by future minimum sublease rental income of $24.2 million. Please revise your disclosure to present future minimum rental payments on a gross basis and to separately present the total of minimum rentals to be received in the future under non-cancelable subleases. Please refer to the illustrative example provided in ASC 840-10-55-40. Please also revise your tabular disclosure of contractual obligations on page 48 to present operating lease obligations on a gross basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief